Kunzman & Bollinger, Inc.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112
Telephone (405) 942-3501
Fax (405) 942-3527

June 28, 2007

ELECTRONIC FILING

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Atlas America Series 27-2006 L.P. Amendment No. 2 to Registration Statement on Form 10 Filed June 28, 2007 File No. 0-52615

Dear Ms. Moncada-Terry:

Attached for filing is Amendment No. 2 to the Form 10 for Atlas America Series 27-2006 L.P. (the “Partnership”). Also, this letter is in response to your letter dated June 15, 2007 with respect to the above referenced Registration Statement on Form 10 for the Partnership. For your convenience, we have first restated your comment in italics and then provided our response. The responses in this letter are based on representations made by the Partnership and its managing general partner, Atlas Resources, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter.

Also, we are supplementally providing you three copies of this letter and the redlined Amended Form 10, and page references in our responses in this letter to the staff’s comments are references to the pages in the redlined copies of the Amended Form 10.

Engineering Comments

Properties, page 29

Natural Gas and Oil Reserve Information, page 31

1.
We note your statement “The information on our proved natural gas and oil reserves was prepared by Wright & Company, Inc., independent energy consultants.” On page 76, you state “The estimates of the Partnership’s proved gas reserves are based upon evaluations made by management and verified by Wright & Company, Inc., an independent petroleum-engineering firm, as of December 31, 2006.” Please amend your document to remove this inconsistency. If your retain the latter, please include a detailed discussion of the procedures used by Wright to “verify” your proved reserves.

Form 10 “- Properties - Natural Gas and Oil Reserve Information” has been revised with respect  to the sentences referenced in the staff’s comment to provide as follows:

Kunzman & Bollinger, Inc.

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
June 28, 2007

•
“The basic information required for reserve estimation on our proved natural gas and oil reserves was provided by our general partner and verified for reasonableness by Wright & Company, Inc., independent energy consultants.” See page 31.

•	“The estimates of the Partnership’s proved gas reserves were prepared by Wright & Company, Inc., an independent petroleum-engineering firm, as of December 31, 2006.” See page 82.

The Partnership believes these changes remove any inconsistency. Also, several updating or conforming changes were made, which are redlined.

Please direct any questions or comments regarding the enclosed to the undersigned or Mr. Wallace W. Kunzman, Jr. at the captioned number.

Very truly yours, KUNZMAN & BOLLINGER, INC. /s/ Gerald A. Bollinger Gerald A. Bollinger

Enclosures

cc:	Mr. Freddie Kotek Ms. Nancy McGurk